                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                              HTTP TECHNOLOGY, INC.
                             ----------------------
                                (Name of Issuer)



                         COMMON STOCK, PAR VALUE $0.001
                         ------------------------------
                         (Title of Class of Securities)



                                   404342-10-7
                                   -----------
                                 (CUSIP Number)


                              Stefan Allesch-Taylor
                                STG Holdings Plc
                               2 Montpelier Street
                         London SW7 1EZ, United Kingdom
                               011-44-171-584-1173

                                    Copy to:
                             Steven R. Berger, Esq.
                   Salans Hertzfeld Heilbronn Christy & Viener
                                620 Fifth Avenue
                               New York, NY 10020
                                 (212) 632-5508
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                DECEMBER 20, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].





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CUSIP NO.  404342-10-7
           -----------

--------------------------------------------------------------------------------
1)   Name of Reporting Person. Identification No. of Above Person (Entities
     Only)

     STG Holdings, Plc
--------------------------------------------------------------------------------
2)   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]


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6)   Citizenship or Place of Organization


     United Kingdom
--------------------------------------------------------------------------------
               7)   Sole Voting Power                           6,490,000 shares

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8)   Shared Voting Power                          0 shares
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9)   Sole Dispositive Power                      6,490,000 shares

  REPORTING

   PERSON      -----------------------------------------------------------------
               10)  Shared Dispositive Power                    0 shares
    WITH


--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person


     6,490,000 shares
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [_]


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13)  Percent of Class Represented by Amount in Row (11)                    27.1%



--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)


     CO
--------------------------------------------------------------------------------


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            Schedule 13D of STG Holdings, Plc filed with the Securities and
Exchange Commission on January 7, 2000, is hereby amended as follows:


      1.    By amending and restating Item 1 as follows:

            Item 1.     SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of HTTP Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer was formerly known as Internet Holdings, Inc., a Utah corporation. The stockholders of the Issuer voted to change the name of the Issuer to HTTP Technology, Inc. at the Annual Meeting of Stockholders, held on October 10, 2000. On December 20, 2000, the Issuer reincorporated from Utah to Delaware. The address of the Issuer is 46 Berkeley Square, London W1J 5AT, United Kingdom.

      2.    By amending and restating Item 5 as follows:

            Item 5.     INTEREST IN SECURITIES OF THE ISSUER

                  (a) STG beneficially owns a total of 6,490,000 shares of
            Common Stock. This represents 27.1% of the issued and outstanding capital stock of the Issuer.

                  (b) STG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 6,490,000 shares of Common Stock.

                  (c) On December 20, 2000, STG purchased on the open market
            10,000 shares of the Common Stock of the Issuer at a price of $14.34 per share.

                  (d)   Not applicable.

                  (e)   Not applicable.


                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       STG HOLDINGS, PLC


                                       By: /s/ STEFAN ALLESCH-TAYLOR
                                           -------------------------
                                       Name: Stefan Allesch-Taylor
                                       Title: Chairman of the Board

Dated: February 1, 2001